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  [COMBICHEM LOGO APPEARS HERE]
                                                               October 12, 1999

Dear Stockholders:

  I am pleased to inform you that on October 5, 1999, CombiChem, Inc. entered into an Agreement and Plan of Merger with E.I. du Pont de Nemours and Company. Under this merger agreement, a subsidiary of DuPont is commencing a cash tender offer to purchase all of the outstanding shares of CombiChem's common stock at a price of $6.75 per share. Following completion of the tender offer, upon the terms and subject to the conditions of the merger agreement, the DuPont subsidiary will be merged with and into CombiChem, and each share of CombiChem's common stock not purchased in the tender offer (other than any shares held in treasury or owned by DuPont or a DuPont subsidiary and shares owned by any dissenting stockholders) will be converted into the right to receive $6.75 per share in cash, without interest. Upon consummation of these transactions, DuPont and its affiliates will own the entire equity interest in CombiChem.

  The board of directors of CombiChem has determined that the tender offer and the merger are fair to and in the best interests of CombiChem stockholders and has unanimously approved the merger agreement and the transactions contemplated thereby, including the tender offer and the merger, and unanimously recommends that the stockholders of CombiChem accept the DuPont tender offer and tender their shares thereunder.

  Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the tender offer, is the Offer to Purchase, dated October 12, 1999, of the DuPont subsidiary making the tender offer together with related materials including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the offer and the merger, provide detailed information about the transactions and include instructions as to how to tender your shares. I urge you to read the enclosed materials carefully.

                                          Very truly yours,

                                          /s/ Dr. Vicente Anido, Jr.

                                          Dr. Vicente Anido, Jr.
                                          President and Chief Executive
                                           Officer